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                            November 29, 2023

       David Goubert
       President and Chief Executive Officer
       Ayr Wellness Inc.
       2601 South Bayshore Drive, Suite 900
       Miami, Florida 33133

                                                        Re: Ayr Wellness Inc.
                                                            Application for
Qualification of Indenture Under
                                                            the Trust Indenture
Act of 1939 on Form T-3
                                                            Filed November 22,
2023
                                                            File No. 022-29110

       Dear David Goubert:

                                                        This is to advise you
that we have not reviewed and will not review your application.

              Please refer to Section 307(c) of the Trust Indenture Act regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Joshua
Gorsky at 202-551-7836 with any questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Life Sciences
       cc:                                              Merritt S. Johnson